VF 3-18-04

A AM 3/17/2004

SECURI[...] MISSION

04016073

RECEIVED SEC MAIL PROCESSING MAR - 3 2004 WASH. D.C. 158 SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response.... 12.00

SEC FILE NUMBER
8- 46466

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICBA Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Blvd
(No. and Street)

Memphis	**Tennessee**	**38120**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold DeVries **(302)-352-6546**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

801 Nicollet Avenue, Suite 1300	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Bill Reid**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ICBA Financial Services Corporation**, as of **December 31, 2003,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Title

Notary Public

Kenneth P. Ketcham
MY COMM EXP
NOTARY PUBLIC AT LARGE
6-13-2004
SHELBY CO., TN

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA Financial Services Corporation

Statement of Financial Condition
December 31, 2003

This report is filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
ICBA Financial Services Corporation
Memphis, Tennessee

We have audited the accompanying statement of financial condition of ICBA Financial Services Corporation (a wholly owned subsidiary of ICBA Services Network, Inc.) as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICBA Financial Services Corporation as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 28, 2004

ICBA Financial Services Corporation

Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	512,451
Receivables:		
Clearing broker-dealer (Note 7)		226,629
Program members		59,436
Income tax receivable		34,541
Other		12,817
Prepaid and other assets		71,068
Furniture and equipment, at cost, net of accumulated depreciation of $86,793		25,674
	$	942,616
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	365,083
Accrued expenses		8,347
Due to related parties (Note 2)		105,656
Deferred revenue		87,713
		566,799
Liability Subordinated to Claims of General Creditors (Note 5)		150,000
Commitments (Note 4)		
Stockholder's Equity (Note 6)		
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		849,900
Accumulated deficit		(624,183)
		225,817
	$	942,616

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: ICBA Financial Services Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions located throughout the United States.

The primary business of the Company is the sale of mutual funds, variable annuities and discount brokerage services, as a nonclearing broker-dealer, to customers throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investors Protection Corporation (SIPC).

The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of its customers.

Summary of significant accounting policies:

Securities transactions: The Company records revenue from securities transactions on a trade-date basis.

Furniture and equipment: Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using an accelerated method over three to seven years.

Income taxes: The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statement of the parent company, who is the taxpayer for income tax purposes. The member makes/receives payments to/from the parent company for its allocated share of the consolidated income tax liability/refund. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. In addition, the Company files its state income tax return on a separate basis.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related-Party Transactions

In connection with an administrative services agreement with ISN, the Company is charged certain administrative expenses paid for by ISN. At December 31, 2003, $36,140 was payable to ISN.

The Company also pays royalties to ICBA for use of its logo and name in marketing. At December 31, 2003, $67,565 was payable to ICBA.

Note 3. 401(k) Plan

In 1994, the Company began participating in a 401(k) plan, together with ICBA and other related entities, for all qualified employees. The Company matches 100 percent of the employees' contributions up to 6 percent of their compensation.

Note 4. Operating Leases

The Company entered into an office lease beginning on January 1, 2001. This lease expires on December 31, 2005. The following is the approximate future minimum rental commitment under the lease:

2004	$	45,956
2005		45,956
	$	91,912

Note 5. Liability Subordinated to Claims of General Creditors

The Company has a borrowing under a subordination agreement with its parent company in the amount of $150,000, accruing interest at 8.25 percent annually, and due May 31, 2004. The borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and, thus, is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (see Note 6).

Note 6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio		5.84 to 1
Net capital	$	97,079
Excess net capital		59,292

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

Amounts due from the clearing broker-dealer are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker-dealer. In addition, the Company has a policy of reviewing, as necessary, the credit of each counterparty with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Concentration by institution: The Company has a substantial concentration of funds totaling $512,251 at December 31, 2003, on deposit at one bank.

Note 8. Sale of Subsidiary

In March 2003, the Company sold its wholly owned subsidiary, ICBA Insurance Services, Inc. (ICBIS), to ISN for book value. At the date of the sale, ICBIS had total assets and total liabilities of approximately $232,000 and $172,000, respectively.